FOR IMMEDIATE RELEASE
---------------------



                 NATIONAL BANKSHARES FINISHES STOCK BUYBACK


     James G. Rakes, Chairman, President & CEO of National Bankshares, Inc., today reported a successful conclusion to the stock tender offer that was announced on March 15. Mr. Rakes said, "We have completed the repurchase of a total of 275,856 shares of our company's common stock, at $28.00 per share. Our tender was so successful that we had more shares tendered than we were permitted to purchase, and we had to prorate some tenders. We are very excited about the success of this stock repurchase plan. It is an excellent use of the abundant capital of National Bankshares, and we believe that the stock repurchase is consistent with our long-term goal of increasing shareholder value."

     National Bankshares, Inc. is the parent company of The National Bank, headquartered in Blacksburg, and of Bank of Tazewell County, located in Tazewell. Together, the two banks have 16 offices in Montgomery, Giles and Tazewell counties and in the cities of Galax and Bluefield, Virginia. The company s stock is traded over the counter with the trading symbol "NKSH".



                              FOR FURTHER INFORMATION, PLEASE CONTACT:
                                        Marilyn B. Buhyoff
                                        Secretary & Counsel
                                        P.O. Box 90002
                                        Blacksburg, VA  24062-9002
                                        (540)  951-6331
                                        mbuhyoff@nbbank.com